December 4, 2006

Mr. Kyle Moffatt, Accountant Branch Chief

Mail Stop 3720

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Learning Tree International, Inc.

Form 8-K, Item 4.02

Filed November 14, 2006

File No. 0-27248

Dear Mr. Moffatt:

We are in receipt of your comment letter dated November 15, 2006 with respect to the Learning Tree International, Inc. (the “Company”) Form 8-K filing accepted by the Commission on November 14, 2006. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience and with respect to our responses to your three comments, we have included the Staff’s comments in italics, followed by our response:

Item 4.02

1.	Please tell us the nature of the changes in the accrued leasing liabilities related to exited facilities in the United Kingdom, which are the subject of your pending restatement. Considering that the periods covered by the pending restatement overlap 2005 interim periods which had been recently restated, tell us how the pending corrections differ from the lease adjustments reflected in the financial statements which had been recently restated.

The changes in the accrued leasing liabilities related to the exited facilities in the United Kingdom are associated with the prescribed accounting treatment for loss sublease provisions in accordance with Financial Accounting Standard No. 146 – Accounting for Costs Associated with Exit and Disposal Activities. By contrast, the previous restatement entries for the 2005 interim periods related to (i) the recording of expenses for increased depreciation and interest accretion expense under SFAS No. 143 – Accounting for Asset Retirement Obligations and (ii) the correction of adjustments to lease expense not recorded in the proper periods for our US leases under SFAS No. 13.

Kyle Moffatt	2
December 4, 2006

In its fiscal years ended October 1, 2004 and September 30, 2005, the Company entered into several subleases for various amounts of space in its leased United Kingdom education facility. For those subleases, the Company correctly calculated the fair value of its loss sublease liability amounting to approximately $1.6 million as of the cease-use date(s) as prescribed by SFAS No. 146. This amount was based on the remaining lease rentals, reduced by the estimated or actual sublease rentals. However, during the financial statement close process for the fiscal year ended September 29, 2006, the Company discovered that the detailed monthly accounting entries to record the accretion of this loss sublease provision over the period of the respective subleases had been incorrectly recorded in its United Kingdom subsidiary financial statements. This was not appropriate given the Company had concluded it met the cease use criteria of SFAS No. 146 and had provided loss sublease liabilities under SAFS No. 146. In addition, the UK financial statements straight-lined the sublease rental income, which is not appropriate under SFAS No. 146.

2.	It is unclear to us how certain assets will be affected by the restatement. Please revise your disclosure to identify the affected balance sheet accounts in light of your disclosure that “certain restatements will be necessary in order to properly state individual line items.”

This improper accounting for the Company’s UK sublease arrangements inappropriately created deferred sublease rental income assets in fiscal year 2005, which were included in Other Assets for all periods being restated. This restatement removes these accounts from the balance sheets. Additionally, as the loss sublease accruals were depleted in fiscal year 2006 by the rental payments to the master landlord (without any offsetting sublease rental payments because of extended free rent periods in the subleases as is common in the UK), the resulting asset positions were classified in Other Assets. The restatement of the accretion of the loss sublease provision at certain balance sheet dates will also therefore affect Other Assets.

3.	Tell us if the corrections are material to the income statements for all periods covered by the restatements and if you plan to amend previous filings.

The Company believes the unaudited effects on pre-tax income (loss) and on net income (loss) approximate the amounts summarized below:

For FY 2005 (unaudited & in thousands)

	Q1	Q2	Q3	Q4
On pre-tax income – Increase (decrease)	$(18)	$(38)	$(156)	$(278)
On net income – Increase (decrease) *	$(856)	$830	$(290)	$(28)

For FY 2006 (unaudited & in thousands)

	Q1	Q2	Q3
On pre-tax income – Increase (decrease)	$(407)	$(402)	$(115)
On net income – Increase (decrease) *	$(501)	$62	$(59)

*	Please note that the effect on the net income (loss) is not in proportion to pre-tax income (loss) because of resulting changes in the respective effective tax rates for the affected periods. The effect of the restatement entries are significant on the respective effective income tax rates as they are unusually sensitive to any changes in pretax income(loss) given our pretax income is small and considering our permanent differences.

Kyle Moffatt	3
December 4, 2006

The impact on fiscal year 2005 and the quarters in fiscal year 2006 may not be material. However the Company determined to restate its fiscal year 2005 and quarterly 2005 and 2006 financial statements because reporting the entire correction in fiscal year 2006 could distort fiscal year 2006 results.

Given that we concluded that a restatement of prior periods was necessary slightly more than a month before the filing deadline for the Company’s fiscal year 2006 Form 10-K, it was impractical for the Company to both file amendments to the prior filings and file the 2006 Form 10-K on a timely basis. The Company is continuing to review the final adjustments for these matters, which remain subject to audit. The restated 2005 financial statements and restated 2005 and 2006 quarterly information will be available at the time of the filing of our fiscal year 2006 Form 10-K.

Please contact me at 703-925-7758 (direct dial) or 703-925-7759 (fax) should you need any additional information or have any additional questions.

Very truly yours,

/s/ LeMoyne T. Zacherl

Chief Financial Officer

Sent via US mail and Edgar

Cc:	Kathryn Jacobson

Theodore E. Guth, Esq.